Contact

www.linkedin.com/in/
danielleavincent (LinkedIn)
LiveOutlaw.com (Company)
danielleavincent.com (Personal)
you-nicorn.com (Other)

Top Skills

E-Commerce

Business Analytics

Leadership

Honors-Awards

Entrepreneur of the Year, Consumer
Goods

Gold Medal Award

Publications

You-Nicorn: 30 Days to Find your
Inner Unicorn and Live the Life You
Love

Freelance Writer / Small Business
Expert

Freelance writer at Pyragraph
Magazine

Danielle A Vincent

Passionate about leveraging emerging technologies to redefine
brand-consumer relationships, I bring over a decade of leadership
experience in diverse industries to drive innovation and achieve
data-driven success.
Joshua Tree, California, United States

Summary

In an era where consumer engagement is redefined by emerging
technologies, I find immense joy in pioneering brand-consumer
relationships that resonate like friendships, but at scale. With over
a decade of experience across diverse industries—from media
giants like ABC and OWN to tech innovators like Mozilla—I've honed
my skills in inspiring leadership, cultivating incredible customer
relationships, and achieving results-oriented milestones.

The future of the consumer space excites me. Advancements in
AI and data analytics are revolutionizing how we personalize and
humanize brand interactions. I'm passionate about harnessing these
technologies to redefine consumer experiences.

My leadership style is forward-facing and data-driven. Whether it's
securing multi-million dollar funding or boosting global member
engagement, I thrive in innovative, strategic settings. Metrics guide
my actions and validate our strategies, consistently yielding positive
outcomes.

I'm optimistic about the endless possibilities the future holds and
committed to leading teams to seize these opportunities effectively.

_____

Experience

Entrepreneurs' Organization
Marketing and Communications Chair, Reno/Tahoe Chapter
July 2023 - Present (7 months)
Reno, Nevada, United States

Overview: Supported the EO member journey through scalable, repeatable
systems.

- Analyzed regional and chapter EO member needs and crafted a personalized content strategy
- Used AI to create a personalized prospecting pipeline
- Leveraged existing organizational structure to increase member engagement

Outlaw
Chief Executive Officer
January 2013 - Present (11 years 1 month)
Sparks, NV

Overview: Created a highly addictive, iconic personal care brand with a cult-like following based on strong customer relationships.
- Created highly targeted, personalized marketing campaigns for high-performance customer journeys across email, SMS, and online ads
- Crafted AI style guides for ChatGPT to create systems for products and content aligned with our brand voice
- Recruited and managed a team of experts, leading through growth-oriented feedback and promoting internally
- Bootstrapped Outlaw from 2013, crafting the brand direction based on customer feedback to achieve product market fit in 2019
- Raised $3M between 2020 - 2021, enabling triple-digit, product-led growth

Mozilla
Content Marketing Strategy for Mozilla Developer Network
August 2015 - June 2019 (3 years 11 months)

Overview: Developed low-effort, high-impact programs through cross-functional team collaboration.
- Started Mozilla Developer Newsletter (more than 100k registrations in year 1, with a >20% open rate)
- Established cross-team editorial communications, curated developer content from across the organization, and orchestrated approval from multiple stakeholders on an ambitious weekly cycle
- Initiated use of Firefox in-product promotions to reach millions of developers worldwide
- Helped lead Mozilla Developer cross-team content communication meetings and created cross-team editorial calendar

OWN: The Oprah Winfrey Network
Product Manager
September 2010 - April 2013 (2 years 8 months)
Los Angeles, CA

Overview: Worked with multiple stakeholders to execute complex projects through incredibly fast release cycles.
- Led product development for the Oprah Winfrey Network website and Oprah.com
- Managed celebrity contests, sponsored promotions, and Twitter events
- Led the ongoing design of new OWN show sites, developing an efficient process for rapid release on tight schedules with multiple stakeholders
- Recommended and executed projects to unify the site design across our multiple business units

ABC Television
2 years 11 months

Sr. Product Manager: ABC
January 2010 - September 2010 (9 months)
Burbank, CA

Overview: Aligned team to a common strategy to meet larger organizational goals.
- Created strategic plan for our team, including tactics to spread the ABC message across many social platforms
- Led team of five Product Managers to create an 18-month product roadmap that met the organizational goals
- Instated weekly status reports to be delivered to all levels of the enterprise, tracking and reporting metrics, and driving real-time course correction
- Created full documentation for products, from business justification to functional documentation to wireframes, seeing a product through to successful launch

Community and Content Product Manager: ABC Family
November 2007 - January 2010 (2 years 3 months)
Burbank, CA

Overview: Met or exceeded organizational goals through strategic planning, strong leadership, and excellent product management.
- Managed budgets for editorial and community moderation, operating on a functional shoestring
- Initiated and fostered content partnerships with internal and external content providers
- Delivered extensive community and editorial ROI metrics to key stakeholders and executives
- Lead product development teams from brainstorming to launch (including PRDs, scheduling, and QA)

- Revised the editorial process, resulting in timely delivery, increased efficiency, and consistent regulatory approvals
- Developed comprehensive feedback reports for senior management, including community temperature readings, programming feedback, and site issues

Jaman
Community Director, Marketing Manager, and Editorial Lead
August 2006 - October 2007 (1 year 3 months)
San Francisco Bay Area

Overview: Thrived in a flexible and dynamic startup environment.
- Managed products with all teams in the company, including design, tech, and QA, translating the needs of the product requirements to all in clear and concise documentation
- Coordinated all film festival and venture capital events, including the production of all marketing materials, setup of booths, and live product demos
- Established site moderation and support strategy, including boards, comments, recommendations, and forums

Alameda Newspaper Group
Product / Project Manager
November 2005 - July 2006 (9 months)
San Francisco Bay Area

Overview: Built relationships and led teams to meet aggressive launch schedules, while also addressing the changing world of news media.
- Led full redesign and launch of eight news sites
- Presented and trained sales staff
- Created marketing plans, from brainstorming to creative execution

Los Angeles Newspaper Group
Product Manager & Classifieds Product Manager
December 2004 - December 2005 (1 year 1 month)
Greater Los Angeles Area

Overview: Managed the online classifieds section in a rapidly changing market, analyzing competitors and changing the product roadmap to meet upcoming challenges.
- Led full redesign and launch of ten integrated classifieds systems
- Coordinated and presented regional and one-on-one training seminars
- Created marketing plans, from brainstorming to creative execution

Caen Engineering
Webmaster
January 2003 - May 2005 (2 years 5 months)

Overview: Handled Caen's entire web presence and digital communication strategy.
- Executed full redesign of product catalog website from planning to launch (including all requirements-gathering, UI design, graphic design, web development and IA, QA, and maintenance)
- Launched full-service e-commerce division for automatic order notification and fulfillment, including coordination with warehouse staff
- Established SEO systems for automated SEO updating and audits
- Started and maintained SEM efforts with Google AdWords, including creation of all SEM creative and weekly click-through and ROI reporting
- Wrote and distributed monthly product newsletters, including the maintenance of all subscribes and unsubscribes
- Created and updated product PDFs for print catalog

Action Engine Corporation
Web Developer
November 2000 - May 2001 (7 months)

Overview: Learned new technologies, built websites, and wrote extensive customer support documentation.
- Designed and developed consumer-facing website services based on vendor-created styles and wireframes
- Created and maintained product help center and knowledge base, investigating and including technical documentation for all aspects of product support

Microsoft
Art Director
March 1999 - May 2001 (2 years 3 months)
Greater Seattle Area

Overview: Worked with several departments within Microsoft to evaluate and address their design needs.
- Created full design campaigns and website redesigns for Microsoft Enterprise, Microsoft in Education, Microsoft Seminar Online, and Microsoft USA
- Designed and helped to build the demonstration website Windows 2000 Keynote Demo at the SF Windows 2000 launch (yes! Bill Gates did it!)

- Designed and built Demo DVD interface for worldwide enterprise sales force use
- Designed Microsoft Demo DVD packaging and coordinated worldwide manufacture and distribution

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Education

University of Washington
BA, Communications · (1998 - 2003)

Santa Clara University